July 29, 2019

James A. Fleming
Chief Financial Officer
COLUMBIA PROPERTY TRUST, INC.
1170 Peachtree Street NE, Suite 600
Atlanta, GA 30309

       Re: COLUMBIA PROPERTY TRUST, INC.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-36113

Dear Mr. Fleming:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Cheney Hickey